SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2009 to September 30, 2009)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Korean GAAP Non-consolidated Financial Statements

1. Company

A. Name and Contact Information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA”, which shall be written in English as “LG Display Co., Ltd.”

Our principal executive offices are located at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721, and our telephone number at that address is +82-2-3777-1005. Our website address is http://www.lgdisplay.com.

B. Domestic Credit Rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)

Commercial Paper	January 2006	A1	National Information & Credit Evaluation, Inc. (A1 ~ D)
	June 2006	A1
	December 2006	A1
	June 2007	A1
	December 2007	A1
	September 2008	A1
	December 2008	A1
	June 2006	A1	Korea Investors Service, Inc. (A1 ~ D)
	January 2007	A1
	June 2007	A1
	December 2007	A1
	September 2008	A1

Corporate Debenture	June 2006	AA-	National Information & Credit Evaluation, Inc. (AAA ~ D)
	December 2006	A+
	June 2007	A+
	September 2008	A+
	July 2009	AA-
	October 2009	AA-
	June 2006	AA-	Korea Investors Service, Inc. (AAA ~ D)
	January 2007	A+
	June 2007	A+
	September 2008	A+
	July 2009	AA-
	October 2009	AA-	Korea Ratings, Inc. (AAA ~ D)

C. Capitalization

(1) Change in Capital Stock (as of September 30, 2009)

	(Unit: Won, Share)
Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering*	33,600,000	5,000
September 8, 2004	Follow-on offering**	1,715,700	5,000
July 27, 2005	Follow-on offering***	32,500,000	5,000

*	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS) Initial public offering in Korea: 8,640,000 shares ((Won)34,500 per share)
**	ADSs offering: 1,715,700 shares ((Won)34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
***	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2) Convertible Bonds (as of September 30, 2009)

(Unit: USD, Share)
	Item	Content

	Issuing date	April 18, 2007

	Maturity (Redemption date after put option exercise)	April 18, 2012 (April 18, 2010)

	Face Amount	US$550,000,000

	Offering method	Public offering

	Conversion period	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012

	Conversion price	(Won)48,251 per share*

Conversion status	Number of shares already converted	None
	Number of convertible shares	10,641,851 shares if all are converted*

	Remarks	• Registered form • Listed on Singapore Exchange

*	Conversion price was adjusted from (Won)49,070 to (Won)48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of (Won)750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from (Won)48,760 to (Won)48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 13, 2009.

D. Voting rights (as of September 30, 2009)

(Unit: share)
Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E. Dividends

At the annual general meeting of shareholders on March 13, 2009, our shareholders approved a cash dividend of (Won)500 per share of common stock, and distributed the cash dividend to such shareholders in April 2009.

Dividends during the recent three fiscal years

Description	2009 (Q1~Q3)	2008	2007
Par value (Won)	5,000	5,000	5,000
Net income (loss) (Million Won)	604,846	1,086,896	1,344,027
Earnings (Loss) per share (Won)	1,690	3,038	3,756
Total cash dividend amount (Million Won)	—	178,908	268,362
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	—	16.5	20.0
Cash dividend yield (%)	—	2.2	1.6
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	—	500	750
Stock dividend per share (Share)	—	—	—

*	Earnings per share is calculated based on par value of (Won)5,000 per share.
*	Earnings per share is calculated by dividing net income by weighted average number of common stock.
*	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2. Business

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then our business has been focused on the research, development, manufacture and sale of display panels applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of September 30, 2009, we operated fabrication facilities and module facilities in Paju and Gumi, Korea, an OLED facility in Gumi, Korea and a LCD research center in Paju, Korea. We have also established sales subsidiaries in the United States, Europe and Asia.

As of September 30, 2009, our business consisted of (i) the manufacture and sale of LCD, (ii) the manufacture and sale of OLED and (iii) the manufacture and sale of television sets that utilize our LCD panels. Because our OLED business represents only an extremely small part of our overall business, only our LCD business has been categorized as a reporting business segment. In addition, because our television sales business is operated by our affiliated company, we have not categorized our television sales business as a separate reporting business segment.

Financial highlights by business (based on non-consolidated, Korean GAAP)

	(Unit: In billions of Won	)
2009 (Q1~Q3)	LCD business
Sales Revenue	14,194
Gross Profit	1,243
Operating Profit	720

B. Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition between the players within the industry and production capacity in the industry, including ours, is being continually increased.

•

The demand for LCD panels for notebook computers & monitors has grown, to a degree, in tandem with the growth in the IT industry. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, markets for small- to medium-sized LCD panels, such as mobile phones, P-A/V, medical applications, automobile navigation systems and e-books, among others, have shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2) Cyclicality

•

The TFT-LCD business is highly cyclical. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in capacity growth, the average selling prices of display panels may decline. Conversely, demand surges and fluctuations in the supply chain may lead to price increases.

(3) Market Condition

•	The TFT-LCD industry is highly competitive due largely to additional industry capacity from TFT-LCD panel makers.

•	Most TFT-LCD panel makers are located in Asia.

a. Korea:	LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), Hydis Technology
b. Taiwan:	AU Optronics, Chi Mei Optoelectronics, CPT, Hannstar etc.
c. Japan:	Sharp, IPS-Alpha, etc.
d. China:	SVA-NEC, BOE-OT, etc.

(4) Market shares

•	Our worldwide market share for large-sized TFT-LCD panels (10-inch or large) based on revenue is as follows:

	2009 (Q1~Q3)	2008	2007
Panel for Notebook Computers	30.9%**	29.6%**	28.5%
Panel for Monitors	23.5%	17.7%	15.6%
Panel for Televisions	24.4%	19.4%	22.0%
Total	24.8%	20.6%	20.4%

*	Source: DisplaySearch November 2009
**	Includes panels for netbooks.

(5) Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with our customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

•	Most importantly, it is critical to have cost leadership and stable and long-term relationships with customers that can lead to profitability even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

We reinforced our position as a leader in LCD technology by developing an ultra slim LCD module for 47-inch LCD televisions that is sturdy and provides high-quality images, a large three-dimensional multi-vision LCD panel capable of producing more than two times the brightness of conventional models, one of the world’s most energy efficient LCD panels for 32-inch LCD televisions that uses less than 1 watt per inch, a 47-inch digital photo television which can utilize its standby power to display digital pictures and the world’s first Trumotion 480Hz LCD panel which refreshes 480 frames per second to substantially decrease afterimage and provide viewers with high-quality images that cause less eye fatigue.

•

Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development. In January 2009, we entered into a long term supply agreement with Apple Inc. to supply display panels to Apple Inc. for five years.

C. New business

•

In October 2007, we decided to invest in an 8th generation fabrication facility (P8) to expand our production capacity in line with the growing large-sized LCD television market. The construction of P8 has been completed and mass production at P8 commenced in March 2009. In July 2008, we decided to invest in a 6th generation fabrication facility (P6E) to expand our production capacity. The construction of P6E has been completed and mass production at P6E commenced in April 2009.

•

In June 2008, we launched the OLED Business Unit in anticipation of future growth in the OLED business. In addition, we also plan to strengthen our market position in the future display technologies by accelerating the development of flexible display technologies and leading the LED backlight LCD market.

•

In order to facilitate a cooperative purchasing relationship with HannStar Display Corporation (HannStar), a company that manufactures TFT-LCD panels in Taiwan, we decided to purchase 180 million shares of preferred stock of HannStar at a purchase price of NT$3,170,250,000. We acquired the preferred shares in February 2008. The preferred shares mature in three years and are convertible into shares of common stock of HannStar.

•

We are making an effort to increase our competitiveness by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in June 2008 we purchased 2,037,204 shares of AVACO Co., Ltd., which produces sputters, a core equipment for LCD production, and in May 2008 we purchased 1,008,875 shares of TLI Co., Ltd., which produces core LCD panel components such as timing controllers and driver integrated circuits. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. In addition, in February 2009, we purchased 3,000,000 shares of common stock of ADP Engineering Co., Ltd., which was approximately 12.9% of its then outstanding shares. In May 2009, we purchased 6,800,000 shares of common stock of Wooree LED Co., Ltd, which was approximately 29.6% of its then outstanding shares. By promoting strategic relationships with equipments and parts suppliers, which enables us to obtain a stable source of supply of equipments and parts at competitive prices, we have strengthened our competitive position in the LCD business.

•	In July 2008, we and Skyworth RGB Electronics founded a research and development joint venture corporation with a registered capital of CNY 50 million in China.

•

In October 2008, we established a joint venture company with AmTRAN Technology Co., Ltd., a Taiwan corporation. The joint venture company will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a long-term stable panel dealer. It also allows us to produce LCD modules and LCD television sets in a single factory, which enables us to provide our customers with products that are competitive both in terms of technology and price.

•

We are making an effort to strengthen our competitiveness in the solar cell business, which is emerging as a future growth engine. As part of this effort, in June 2009, we purchased 933,332 shares of common stock of Dynamic Solar Design Co., Ltd., which was approximately 40.0% of its then outstanding shares. Dynamic Solar Design Co., Ltd. produces equipment for the solar cell business.

•

As part of our strategy to expand our production capacity overseas, in November 2009, we signed an investment agreement and a joint venture agreement with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China, subject to approval of the Korean government. Our investment amount in the joint venture company is (Won)1,110 billion. This proposed venture, including its total investment amount, remains subject to approval by the Korean government.

3. Major Products and Raw Materials

A. Major products in 2009 (Q1~Q3)

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won)
Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas)	Panels for Notebook Computer, Monitor, Television, etc	LG Display	13,479 (95.0%)
		TFT-LCD (Korea*)	Panels for Notebook Computer, Monitor, Television, etc	LG Display	715 (5.0%)
Total					14,194 (100%)

*	Including local export.
**	Period: January 1, 2009 ~ September 30, 2009.

B. Average selling price trend of major products

The average selling prices of LCD panels have increased due to shortages of supply for LCD panels. The average selling prices of LCD panels are expected to continue to fluctuate due to imbalances in the supply and demand for LCD panels.

	(Unit: USD / m2)
Description	2009 Q3	2009 Q2	2009 Q1	2008 Q4
TFT-LCD panel	833	739	669	766

*	Semi-finished products in the cell process have been excluded.
**	Quarterly average selling price per square meter of net display area shipped
***	On a consolidated basis

C. Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

	(Unit: In billions of Won)
Business area	Purchase types	Items	Specific use	Purchase price	Ratio (%)	Suppliers
TFT-LCD		Glass		2,588	26.78%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
	Raw Materials	Backlight	LCD panel manufacturing	2,540	26.28%	Heesung Electronics Ltd., etc.
		Polarizer		1,329	13.75%	LG Chem., etc.
		Others		3,208	33.19%	—
Total				9,665	100%	—

*	Period: January 1, 2009 ~ September 30, 2009

4. Production and Equipment

A. Production capacity and calculation

(1) Calculation method of production capacity

9 months: Maximum monthly input capacity during the 9 months × number of months (9 months).

Year: Maximum monthly input capacity during the year x number of months (12 months).

(2) Production capacity

	(Unit : 1,000 Glass sheets)
Business area	Items	Business place	2009 (Q1~Q3)	2008	2007
TFT-LCD	TFT-LCD	Gumi, Paju	10,829	12,492	11,544

B. Production performance and utilization ratio

(1) Production performance

	(Unit: 1,000 Glass sheets)
Business area	Items	Business place	2009 (Q1~Q3)	2008	2007
TFT-LCD	TFT-LCD	Gumi, Paju	9,418	11,042	10,182

(2) Utilization Ratio

	(Unit: Hours)
Business place (area)	Available working hours of 2009 (Q1~Q3)	Actual working hours of 2009 (Q1~Q3)	Average utilization ratio
Gumi (TFT-LCD)	6,552 (24 hours x 273 days)	6,500 (24 hours x 270.8 days)	99.2%
Paju (TFT-LCD)	6,552 (24 hours x 273 days)	6,540 (24 hours x 272.5 days)	99.8%

C. Investment plan

Since 2009, in connection with our strategy to expand our TFT-LCD production capacity, we estimate that we will incur capital expenditures of approximately (Won)3.5 trillion, on a consolidated basis, for the expansion of existing production lines and the construction of new facilities. Such amount is subject to change depending on business conditions and market environment.

5. Sales

A. Sales performance

	(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2009 (Q1~Q3)	2008	2007
			Overseas	13,479	14,802	13,137
TFT-LCD	Products, etc.	TFT-LCD	Korea*	715	1,063	1,026
			Total	14,194	15,865	14,163

*	Includes local export.

B. Sales route and sales method

(1) Sales organization

•	As of September 30, 2009, each of our IT Business Unit, Television Business Unit, Mobile Business Unit and OLED Business Unit had individual sales and customer support functions.

•

Sales subsidiaries in the United States, Germany, Japan, Taiwan, Singapore and China (Shanghai and Shenzhen) perform sales activities in overseas countries and provide local technical support to customers.

(2) Sales route

One of the following:

•	LG Display HQ g Overseas subsidiaries (USA/Germany/Japan/Taiwan/Singapore/Shenzhen/Shanghai), etc. g System integrators, Branded customers g End users

•	LG Display HQ g System integrators, Branded customers g End users

(3) Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels

(4) Sales strategy

•	To secure stable sales to major personal computer makers and the leading consumer electronics makers globally

•

To increase sales of premium notebook computer products, to strengthen sales of the larger size and high-end monitor segment and to lead the large and wide LCD television market including in the category of full-high definition 120Hz television monitors

•

To diversify our market in the mobile business segment, including products such as mobile phone, P-A/V, automobile navigation systems, e-book, aircraft instrumentation and medical diagnostic equipment, etc.

(5) Purchase Orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6. Market Risks and Risk Management

A. Market Risks

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, Infovision, Hydis, AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar, Innolux, SVA-NEC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B. Risk Management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we have entered into cross-currency interest rate swap contracts and foreign currency forward contracts.

7. Derivative contracts

A. Derivative Instruments

Derivative instruments used by us for hedging purposes as of September 30, 2009 are as follows:

Hedging purpose	Derivative instrument

Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Cross currency swap

Interest rate swap

B. Hedge of fair value

We enter into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied to the abovementioned derivatives.

(1) Foreign currency forward contracts

Details of foreign currency forwards outstanding as of September 30, 2009 are as follows:

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling		Buying		Forward rate
Standard Chartered First Bank Korea and 4 others	October 16, 2009 ~ October 21, 2009	US$	70	(Won)	87,869	(Won)1,249.4:US$1 ~ (Won)1,263.4:US$1

(2) Unrealized gains and losses

Unrealized gains and losses related to the above derivatives as of September 30, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	4,632	—

The unrealized gains and losses are charged to operations as gains and losses on foreign currency translation for the nine months ended September 30, 2009.

C. Hedge of cash flows

We enter into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate debt. Details of the our derivative instruments related to hedge of cash flows as of September 30, 2009 are as follows:

(1) Cross Currency Swap

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling		Buying		Contract rate
Kookmin Bank and 1 other	August 29, 2011~ January 31, 2012	(Won)	— 143,269	US$	150 —	Receive floating rate	3M LIBOR~ 3M LIBOR+0.53%
						Pay fixed rate	4.54%~5.35%

Net unrealized gains and losses, net of the related deferred tax effects, were recorded as accumulated other comprehensive income.

In relation to the above-mentioned cross currency swap, the present value of unrealized losses recorded as accumulated other comprehensive income that are expected to be charged to operations as losses within the next twelve months is (Won)4,603 million.

(2) Interest Rate Swap

(In millions of USD, except forward rate)

Bank	Maturity date	Contract amount		Contract rate
Standard Chartered First Bank Korea	May 24, 2010	US$	100	Receive floating rate	6M LIBOR
				Pay fixed rate	5.644%

Net unrealized gains and losses, net of the related deferred tax effects, were recorded as accumulated other comprehensive income.

In relation to the above-mentioned interest rate swap, the present value of unrealized losses recorded as accumulated other comprehensive income that are expected to be charged to operations as losses within the next twelve months is (Won)5,622 million.

(3) Unrealized gains and losses

Unrealized gains and losses, before tax, related to hedge of cash flows as of September 30, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains	Unrealized losses	Cash flow hedge requirements
Cross currency swap(*)	—	8,142	Fulfilled
Interest rate swap	—	5,622	Fulfilled

(*)	The unrealized losses amounting to (Won)10,320 million related to the foreign exchange rate risk are recognized as losses in the non-consolidated statement of income for the nine months ended September 30, 2009.

D. Realized gains and losses

Realized gains and losses related to derivative instruments for the nine months ended September 30, 2009 are as follows:

(In millions of Won)

Hedge purpose	Type	Transaction gains	Transaction losses
Cash flow hedge	Cross currency swap	55	2,543

Cash flow hedge	Interest Rate Swap	—	2,801

Cash flow hedge	Foreign currency forwards	—	2,534

Fair value hedge	Foreign currency forwards	42,978	52,486

8. Major contracts

•

January 2009: We entered into a long-term supply agreement with Apple Inc. to supply LCD panels to Apple Inc. for 5 years. In connection with the Agreement, we received long-term advances from Apple Inc. in the amount of US$500,000,000 in January 2009 which will be offset as the consideration for products supplied to Apple Inc.

9. Research & Development

A. Summary of R&D Expense

		(Unit: In millions of Won)
Account		2009 (Q1~Q3)	2008	2007
Material Cost		298,076	302,445	246,577
Labor Cost		137,245	128,041	110,586
Depreciation Expense		62,405	21,679	22,516
Others		63,292	49,027	34,737
Total R&D Expense		561,018	501,192	414,416

Accounting Treatment	Selling & Administrative Expenses	116,135	148,037	106,082
	Manufacturing Cost	444,883	353,155	308,334
R&D Expense / Sales Ratio [Total R&D Expense/Sales for the period×100]		4.0%	3.2%	2.9%

B. R&D achievements

[Achievements in 2007]

1) Development of first Poland model

•	32-inch HD model

2) Development of socket type backlight model

•	42-inch FHD model

•	47-inch HD/FHD model

3) Development of new concept backlight model

•	Development of 32-inch HD model

•	42/47-inch model under development

4) Development of interlace image sticking free technology and model

•	Improvement of low picture quality caused by television interlace signals

5) Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

•	Our first ODF model for mobile phone application (1.52 inch)

6) Development of GIP (Gate in Panel) application model 15XGA

•	Removal of gate drive integrated circuits: 3ea g0ea

•	Reduction in net material costs and shortening of assembly process

7) 24-inch TN (92%) monitor model development

•	The world’s first large-size panel TN application

•	Realization of 92% high color gamut on the world’s largest TN panel

8) 15.4-inch LED backlight applied model development

•	The world’s first 15.4-inch wide LED-applied display panel for notebook computers

•	The world’s largest LED-applied panel for notebook computers

9) Development of FHD 120Hz display panel

•	37- to 47-inch FHD model

10) Development of backlight localization model

•	32-inch HD model

11) Development of enhanced Dynamic Contrast Ratio technology

•	32-inch HD model

•	Enhanced from 5000:1 to 10000:1

12) Development of technology that improves panel transmittance

•	Expected to be applied to new models

13) Development of THM (through-hole mounting) technology and model

•	37- to 47-inch model

•	Providing more mounting options to users

14) Development of the world’s first DRD (Double Rate Driving) technology-applied model

•	Reduction in source drive integrated circuits: 6ea g 3ea

•	Reduction in net material costs and shortening of assembly process

15) COG (Chip On Panel) applied model development

•	Development of thin and light LCD panels made possible by flat type structure

16) 26-inch/30-inch IPS 102% monitor model development

•	Development of 26-inch/30-inch IPS model that can realize 102% wide color gamut

17) 2.4-inch narrow bezel for Mobile Display

•

The borders on the left and right sides of this 2.4-inch qVGA-resolution (240RGB×320) LCD panel measure just 1mm each. Most a-Si TFT LCD panels currently produced generally have borders measuring closer to 2mm

18) Development of 6-inch Electrophoretic Display Product (EDP) to be used in e-books. The first EPD product for LG Display

•	The first EDP to be developed and launched for e-books, the 6-inch SVGA-resolution (800RGBX600) EDP will be supplied to SONY

[Achievements in 2008]

19) 42FHD Ultra-Slim LCD television development

•	Development of ultra-slim (19.8mm in thickness) 42-inch television panel

20) 37FHD COF adoption LCD television development

•	Cost reduction with TCP g COF change: $2.4 (as of March 2008)

21) CCFL scanning backlight technology development

•	Achieve 6ms MPRT from 8ms

22) 24WUXGA monitor model development applying RGB LED backlight

•	High color gamut (NTSC > 105%), color depth (10 bit)

23) 13.3-inch notebook computer model development applying LED backlight

•	Thin & Light model development applying LED backlight and COG technology (3.5mm in thickness, 275g in weight)

24) IPS GIP technology development

•	Developed LCD industry’s first WUXGA GIP technology in wide view mode area (IPS, VA)

•	Comparative advantage in cost & transmittance over VA

25) Notebook computer model development applying RGB LED backlight

•	High color gamut (100%) notebook computer model development applied RGB LED backlight

26) Free form LCD development (Elliptical, Circle)

•	Development of the world’s largest 6-inch elliptical and 1.4-inch circular-shaped LCD panels

•

Developing non-traditional shaped displays by applying (i) error-free, cutting-edge techniques to overcome technical limitations in making curved LCD panels, (ii) accumulated panel design knowledge and (iii) unique screen information processing algorithm

•

Potential applications of the elliptical-shaped LCD panels include digital photo frame, as well as instrument panels for automobiles and home electronics. The circular LCD panel is expected to make a huge impact in the design of small digital devices like mobile phones, watches and gaming devices.

27) 42HD power consumption saving technology development

•	Power consumption reduction using lamp mura coverage technology which reduces the number of lamps used for B/L from 18pcs(160W) to 9pcs(80W) in case of 42-inch HD LCD panels

28) New liquid crystal development

•	CR: Up 5% compared with the MP level

•	Material cost is similar to the MP material

39) New AG Polarizer development

•	New Polarizer which has a low CR drop ratio under bright room condition

•	CR drop ratio under 1,500lux compared with dark room condition : 82% g 67%

30) PSM (Potential Sharing Method) technology development

(Improves the Yogore mura characteristics by applying a different electric circuit driving method)

•	The time for Yogore mura occurrence delayed by more than 50%

: Black line 1level base, 552Hrs, 720Hrs g 1,392Hrs, 2,064Hrsh

31) LED backlight 47FHD television model in development

•	Development of next generation light source which enables realization of ultra slim LCD panels

32) 24WUXGA monitor model development applying RGB LED backlight

•	Our first green & slim monitor model development applying white LED backlight (thickness 18.3mm)

•	Our first display port interface type monitor

33) Line up of aspect ratio 16:9 wide models (185W, 23W, 27W)

•	16:9 models provide for better productivity and larger contents area than existing 16:10 models

•	Supports HD or FHD that are compatible with television applications

•	Development of our first 27W size model

34) Power consumption saving monitor model development

•	Reduces power consumption by 40% by decreasing the number of B/L lamps from 4pcs to 2pcs (17SXGA, 19SXGA, 185WXGA, 19WXGA+. 22WSXGA+)

35) Notebook model development applying VIC (Viewing Image Control) technology

•

Unlike existing models which use external polarizer attachments to adjust viewing angles, the VIC technology allows for the adjustment to be controlled by the LCD panel itself. (Wide viewing angle « Narrow viewing angle)

36) Notebook model development applying 0.3t glass

•	Thin & Light model development applying 0.3t glass

37) 8.9-inch small-sized notebook (netbook) model development

•	Development of minimum size notebook model for improved portability

38) New aspect ratio 16:9 notebook model development

•	Existing aspect ratios: 16:10, 4:3

•	New aspect ratio 16:9, 15.6-inch notebook model development

39) Development of highest resolution for mobile application that uses the a-Si method.

•	Development of the world’s first 3-inch WVGA LCD panels (300ppi)

40) 42FHD super narrow bezel LCD television development

•	Development of narrow bezel (10.0mm in metal bezel) 42-inch television panel

41) 47FHD slim depth & narrow bezel LCD television development

•	Development of slim (20.8mm in thickness) & narrow bezel (14.0mm in metal bezel) 47-inch television panel

42) Display port development

•	Securing the next generation Interface technology that will replace the current LVDS interface: Decreases the number of connector pins from 91pin (51+41) to 30pin and improves EMI characteristics

43) LCM rotation circuit development

•	Increases the design flexibility of television sets by using a 180° screen rotation function

44) Small- to medium-sized television model development

•	To meet increased demand for secondary television sets

•	19/22/26 inch model development

45) 55FHD television model development

•	Development of 55-inch (a new category) television panel applying scanning B/L technology

46) Development of television model applying GIP+TRD technology

•	Development of 32-inch and 26-inch HD television applying GIP+TRD technology

47) One PCB structure development

•	Achieving cost reduction by combining Source PCB with Control PCB: $1.94 g $1.1

48) 42FHD Gate Single Bank technology development

•	Reduction in gate driver integrated circuits by applying 42FHD Gate Single Bank technology: 8ea g 4ea

49) 22-inch WSXGA+ model development for Economy IPS Monitor

•	Development of the world’s first Economy IPS 22-inch WSXGA+ model

•	Achieving cost competitiveness by applying various cost reduction technologies, including DBEF-D sheet deletion

50) 21.5-inch TN FHD model development applying 960ch source driver integrated circuits chip

•	Development of LG Display’s first 21.5-inch wide-format TN FHD model

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea g 6ea

51) 27-inch TN FHD model development applying BDI (Black Data Insertion) technology

•	Development of LG Display’s first 27-inch wide-format TN FHD model that applies BDI technology, which removes motion picture afterimages

•	Applying CCA (Color Compensation Algorism) technology that enables the display of superior color tone

•	Achieving 16:9 spect ratio, more than 2.07 million pixel and FHD Resolution

52) a-Si TFT based 3-inch DOD AMOLED technology development

•	Development of the world’s first 3-inch AMOLED applying a-Si TFT and DOD Structure

•	Possible to use prior LCD infrastructure (a-SI TFT) to develop AMOLED

53) Development of AMOLED applying new crystallization (A-SPC) technology

•	Development of the world’s first AMOLED applying non-laser crystallization method (A-SPC)

•	Development of the world’s largest AMOLED television (15-inch HD)

[Achievements in 2009]

54) Developments of 15.6-inch, 18.5-inch HD monitors for emerging market

•	Achieving cost reduction by focusing on basic functions and by applying GIP and DRD

55) Development of 22-inch WSXGA+ monitor applying White LED backlight

•	Development of our first environmentally friendly slim model (14.5mm in thickness)

•	Reduces power consumption by 47% compared to conventional CCFL model by applying White LED backlight

56) Development of 24-inch WUXGA+ monitor applying GIP

•	Development of the world’s first monitor applying IPS GIP technology

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea g 6ea

57) Development of 55/47/42-inch FHD LED models

•	Development of “Direct thicker” LED model MP

•	Realization of TM240Hz

58) 240Hz driving technology development

•	Development of the world’s first 1 Gate 1 Drain 240Hz driving technology

59) Development of low voltage liquid crystal development

•	Improving contrast ratio by 2.7%

•	Decreases voltage used in liquid crystals reducing circuit heat; decreases voltage by 6.9%

60) Development of Ez (Easy) Gamma technology

•	Minimize Gamma difference by using new measuring algorithm: 2.2±0.6 g 2.2±0.25

61) Development of 22-inch White+ technology

•	Increases transmissivity by 66% by using White+ Quad type pixel structure

62) Development of 55FHD direct slim LED model

•	Development of the world’s first direct-mounted 16.3mm depth slim LCM

•	Realization of 240 block local dimming and Trumotion 240Hz

63) Development of 42HD GIP +TRD technology

•	The world’s first application of the 42HD GIP + TRD structure

•	Removal of gate drive integrated circuits: 3ea g 0ea

•	Reduction in source drive integrated circuits: 6ea g 2ea

64) Development of TV3 CR5 Color PR

•	Realization of 100% BT709 reiteration rate by applying RGB Color Locus

•	Achieving a 5% increase in CR by decreasing size of Color PR pigment

65) Development of the world’s first slim 27W FHD TN monitors

•	Reduces thickness by applying edge-mounted backlight: 37.2t g 21.6t

•	Reduces power consumption by 60% compared to conventional models by applying 4Lamp

•	Realization of MPRT 8ms by applying BDI technology

66) Development of the world’s first 25W FHD TN new size monitors

•	Development of new aspect ratio model: 16:9 wide-format

•	Reduction in the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP (Gate in Panel) technology

67) Development of 16:9 wide-format power consumption saving monitors (200W HD+, 215W FHD, 230W FHD)

•	Reduces power consumption by 40% compared to conventional models by applying 2Lamp

•	Slim design which reduces thickness: 17.0t g 14.5t

•	To meet Energy Star 5.0 standards

68) Development of the world’s first 22-inch WSXGA+ DRD (Double Rate Driving) monitors

•	A 50% reduction in source driver integrated circuits by applying Double Rate Driving technology: 8ea g 4ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	Application of optimum thin-film transistor structure for Double Rate Driving monitors

69) Development of the world’s first 23W e-IPS monitors

•	Slim design: Reduces thickness by applying edge-mounted backlight: 35.7t g 17t

•	Reduces power consumption by 50% compared to conventional model by applying 4Lamp

•	Realization of high aperature ratio by applying UH-IPS technology

•	Reduction in the number of integrated circuits by applying 960ch source driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	To meet Energy Star 5.0 standards

70) Development of high efficiency backlight technology

•	Removal of DBDEF-D Sheet by increasing backlight luminance level by more than 30%

g development of high efficiency lamp and improvement of optics sheet optical efficiency

71) Development of GIP and high aperature ratio technology for QHD IPS model

•	Stable GIP output in QHD IPS models

•	Maximizing transmissivity by applying UH-IPS technology and asymmetric pixel design

72) Development of three-dimensional display technology using the shutter glasses method.

•	Realization of stable rate of 172Hz

•	Realization of 4port low voltage differential signaling frequencies at a rate of 400MHz

•	Realization of ODC (Over Driver Circuit) tuning of GTG 3.5ms which is optimum for three-dimensional display

73) Development of 17.1-inch wide-format slim (flat type) panel applying COG (Chip On Panel) chip, our largest slim (flat type) panel

•	Development of our largest size slim (flat type) model (previously, our largest model was the 15.4-inch wide-format)

•	Reduction in thickness : 6.5mm g 4.3mm

74) Development of new high resolution 101W model (1024x600, 1366x768)

•	Achieving higher resolution : 1024x576 g 1024x600, 1366x768

75) Development of world’s first 17.3-inch HD+ LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

•	Existing model: 17.1-inch WXGA+ 1400x900 / New model: 17.3-inch HD+ 1600x900

76) Development of 13.3-inch HD LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

77) Development of world’s first 14.0-inch HD+ LED panel for notebook computers

•	New size and HD+ resolution (1600x900) for 16:9 wide-format

78) Development of world’s first 15.6-inch HD+ LED panel for notebook computers

•	First HD+ resolution (1600x900) for 16:9 wide-format

79) Development of world’s first 15.6-inch FHD LED panel for notebook computers

•	First FHD resolution (1920x1080) for 16:9 wide-format

80) Development of the first Green PC models (13.3-inch, 14.0-inch, 15.6-inch)

•	First models applying Green product concept (halogen free, low power consumption)

81) Development of DRD (Double Rate Driving) technology applying COG (Chip on Glass)

•	Development of the first COG that applies DRD technology (a 50% reduction in the number of COG drive integrated circuits)

82) Development of 10.1-inch SD (1024 x 600) model for netbooks

•	Improved resolution: 1024 x 576 g 1024 x 600

•	Reduction in cost by applying COG instead of COF

83) Development of 10.1-inch HD (1366 x 768) model for netbooks

•	Highest resolution among 10.1-inch models

•	Reduction in cost by applying GIP technology

84) Development of 17.1-inch WUXGA flat type model

•	Development of largest flat type model (previously, largest model was 15.4-inch)

•	The thinnest among 17.1-inch models

•	Reduction in thickness: 6.5t g 4.3t

85) Developments of 11.6-inch HD monitor for netbooks

•	Development of largest/ highest resolution monitor for netbooks

•	Reduction in cost by applying GIP technology

86) Development of low-cost 26-inch and 32-inch HD model for televisions

•	World’s first monitor without a cover shield

•	Application of sheet type support side

•	Reduction in cost by applying low-cost single bottom covers for mold frames

87) Development of large-sized (42-inch/47-inch) edge type LED LCD model for televisions

•	Development of our first model for televisions applying edge type LED backlight (mass production commenced in September 2009)

•	Slim depth (11.9mm in thickness) & narrow bezel (18mm in thickness)

88) Development of world’s first S/D-IC + Tcon merging technology applicable to television monitors

•	Minimizing size of printed circuit board by applying 1380ch S/D-IC + ASIC technology and removing ASIC chip

•	A 49% cost reduction in manufacturing circuits

89) Achieving a full product line-up for netbook monitors

•	A full product line-up that covers the full spectrum of netbook monitor sizes from 8.9-inch to 11.6-inch models

90) Development of our first flat type monitor for netbooks

•	Development of 11.6-inch flat type HD monitor

91) Development of new LED-applied model utilizing vertical LED array technology

•	Development of 15.6-inch HD model applying vertical LED array technology (technology applied in existing models: horizontal LED array)

•	Reduction in power consumption and raw material costs

92) Development of world’s first 21.5W FHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 330nit) by applying high effiency white LED backlight

•	A 100% sRGB coverage

93) Development of world’s first 27W QHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 380nit) by applying high effiency white LED backlight

•	A 100% sRGB coverage

•	Realization of high resolution (2560x1440)

•	Removal of gate driver integrated circuits by applying GIP (Gate In Panel) technology

94) Development of world’s first 19-inch WXGA monitor applying DRD (Double Rate Driver)

•	A 50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Removal of gate driver integrated circuits by applying GIP (Gate In Panel) technology

•	Optimization of TFT design structure for DRD (Double Rate Driver) technology

95) Development of world’s first 22W e-IPS monitor applying GIP (Gate In Panel) technology

•	Achievement of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of source driver integrated circuits by applying 960 channel chip (8eag6ea)

•	Removal of gate driver integrated circuits by applying GIP (Gate In Panel) technology

10. Customer Service

In order to highlight the importance of creating customer value, we have formulated a roadmap toward creating customer value and have shared this information with all of our employees. Through our “Voice of Customer” campaign, we have responded to customer feedback including complaints, suggestions, praises, enquiries and requests as soon as they were made and we have made efforts to change any negative feedback made by a customer into a positive feedback through such prompt response. In addition, in order to support our customers, we have established IPS camps and have cooperated with our customers to promote IPS technology. Furthermore, we have hosted “Why LGD” campaigns in order to provide superior products and services to our customers including in the areas of technology, quality, responsiveness, delivery and cost. We also monitor customer opinion through annual customer satisfaction surveys and customer interviews, and the results of such surveys and interviews are reflected in the performance evaluation of our executive officers.

11. Intellectual Property

As of September 30, 2009, we currently hold a total of 11,569 patents, including 5,427 in Korea, and 6,142 in other countries.

12. Environmental Matters

We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate chemical waste, waste water and other industrial waste at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities.

However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations. We have also voluntarily agreed to reduce emission of greenhouse gases, such as per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the TFT-LCD industry by 2010. We installed PFC abatement systems at all of our production lines when the production facilities were being constructed. We also installed a SF6 abatement system in P1 in April 2005 and we intend to install similar abatement systems in our other production facilities through implementation of Clean Development Mechanism, or CDM, projects. Our methodology for SF6 decomposition has been approved by the CDM Executive Board, an entity established by the parties to the United Nations Framework Convention on Climate Change, or UNFCCC, in February 2009, and we are currently conducting a feasibility study on the CDM project design document and working toward receiving the approval of the Korean government for such projects. In addition, as of September 30, 2009, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1 through P8, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as the designated operational entity for CDM by the CDM Executive Board. Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P8, the Gumi module production plant and the Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China. We have been certified by the Korean Ministry of Environment as an “Environmentally Friendly Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect on July 1, 2006 and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. In June 2006, we became the first TFT-LCD panel manufacturer to be recognized as an internationally accredited RoHS testing laboratory by the European Union’s German accreditation organization, EU TÜV SÜD. In October 2007, we became the first TFT-LCD company to be certified the International Electrotechnical Commission-Hazardous Substance Process Management (IECQ-HSPM) QC 080000, which is an international system requirements document intended to help organizations manage hazardous substances in their components and products through hazardous substance process management, and demonstrates the organization’s conformity with RoHS.

Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, from European Union RoHS to China RoHS.

13. Financial Information

A. Financial highlights (Based on Non-consolidated, Korean GAAP)

(Unit: In millions of Won)
Description	2009 (Q3)	2008	2007	2006	2005
Current Assets	7,514,174	6,256,112	5,644,253	2,731,656	3,196,934
Quick Assets	6,132,996	5,374,609	4,963,657	1,996,280	2,725,169
Inventories	1,381,178	881,503	680,596	735,376	471,765
Non-current Assets	10,418,072	10,245,875	7,750,182	10,084,191	9,798,981
Investments	1,005,414	973,322	489,114	361,558	213,984
Tangible Assets	8,471,426	8,431,214	6,830,600	8,860,076	8,988,459
Intangible Assets	224,409	194,343	111,530	114,182	149,894
Other Non-current Asset	716,823	646,996	318,938	748,375	446,644
Total Assets	17,932,246	16,501,987	13,394,435	12,815,847	12,995,915
Current Liabilities	5,457,273	4,227,226	2,245,410	2,694,389	2,594,282
Non-current Liabilities	2,814,244	2,998,739	2,859,652	3,231,782	2,726,036
Total Liabilities	8,271,517	7,225,965	5,105,062	5,926,171	5,320,318
Capital Stock	1,789,079	1,789,079	1,789,079	1,789,079	1,789,079
Capital Surplus	2,311,071	2,311,071	2,311,071	2,275,172	2,279,250
Other Accumulated Comprehensive Income (Loss)	132,706	173,938	5,823	(13,948)	(1,418)
Retained Earnings	5,427,873	5,001,934	4,183,400	2,839,373	3,608,686
Total Shareholder’s Equity	9,660,729	9,276,022	8,289,373	6,889,676	7,675,597

Description	2009 (Q1~Q3)	2008	2007	2006	2005
Sales Revenues	14,194,396	15,865,240	14,163,131	10,200,660	8,890,155
Operating Income (Loss)	720,076	1,536,306	1,491,135	(945,208)	447,637
Income(Loss) from continuing operation	604,846	1,086,896	1,344,027	(769,313)	517,012
Net Income (Loss)	604,846	1,086,896	1,344,027	(769,313)	517,012
Earnings (loss) per share – basic	1,690	3,038	3,756	(2,150)	1,523
Earnings (loss) per share – diluted	1,683	3,003	3,716	(2,150)	1,523

B. Financial highlights (Based on Consolidated, Korean GAAP)

(Unit: In millions of Won)
Description	2008	2007	2006	2005	2004
Current Assets	7,018,010	5,746,133	3,154,627	3,846,068	3,391,478
Quick Assets	5,881,337	4,922,209	2,101,922	3,155,283	2,586,190
Inventories	1,136,673	823,924	1,052,705	690,785	805,288
Non-current Assets	10,370,356	8,033,702	10,333,160	9,828,014	6,965,824
Investments	190,227	24,718	19,298	14,173	16
Tangible Assets	9,270,262	7,528,523	9,428,046	9,199,599	6,528,182
Intangible Assets	199,697	123,111	123,826	159,306	192,010
Other Non-current Asset	710,170	357,350	761,990	454,936	245,616
Total Assets	17,388,366	13,779,835	13,487,787	13,674,082	10,357,302
Current Liabilities	4,785,882	2,401,222	3,208,789	3,138,835	2,568,264
Non-current Liabilities	3,313,861	3,089,154	3,389,322	2,859,650	2,016,396
Total Liabilities	8,099,743	5,490,376	6,598,111	5,998,485	4,584,660
Capital Stock	1,789,079	1,789,079	1,789,079	1,789,079	1,626,579
Capital Surplus	2,311,071	2,311,071	2,275,172	2,279,250	1,012,271
Other Accumulated Comprehensive Income (Loss)	173,938	5,823	(13,948)	(1,418)	42,117
Retained Earnings	5,001,934	4,183,400	2,839,373	3,608,686	3,091,675
Minority Interest	12,601	86	—	—	—
Total Shareholder’s Equity	9,288,623	8,289,459	6,889,676	7,675,597	5,772,642

Description	2008	2007	2006	2005	2004
Sales Revenues	16,263,635	14,351,966	10,624,200	10,075,580	8,328,170
Operating Income (Loss)	1,735,441	1,504,007	(879,038)	469,697	1,728,356
Net Income (Loss)	1,086,778	1,344,027	(769,313)	517,012	1,655,445

C. Status of equity investment

•	Status of equity investment as of September 30, 2009:

Company	Paid in Capital	Equity Investment Date	Ownership Ratio
LG Display America, Inc.	US$5,000,000	September 24,1999	100%
LG Display Germany GmbH	EURO960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.	¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY1,807,914,180	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4,138,650	January 16, 2003	100%
LG Display Hong Kong Co., Ltd.	HK$11,500,000	January 24, 2003	100%
LG Display Poland Sp. zo.o.	PLN410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY855,487,730	August 7, 2006	89%
LG Display Shenzhen Co., Ltd.	CNY3,775,250	August 28,2007	100%
Suzhou Raken Technology Co., Ltd.	CNY472,319,351	October 7, 2008	51%
LG Display Singapore Co., Ltd.	SGD1,400,000	January 12, 2009	100%
Paju Electric Glass Co., Ltd.	(Won)14,400,000,000	March 25, 2005	40%
TLI Co., Ltd.	(Won)14,073,806,250	May 16, 2008	13%
AVACO Co., Ltd.	(Won)6,172,728,120	June 9, 2008	20%
Guangzhou Vision Display Technology Research and Development Limited	CNY25,000,000	July 11, 2008	50%
NEW OPTICS., Ltd.	(Won)9,699,600,000	July 30, 2008	37%
ADP Engineering Co., Ltd.	(Won)6,300,000,000	February 24, 2009	13%
Wooree LED Co., Ltd.	(Won)11,900,000,000	May 22, 2009	30%
Dynamic Solar Design Co., Ltd.	(Won)6,066,658,000	June 24, 2009	40%

14. Audit Information

A. Audit Service

(Unit: In millions of Won)
Description	2009 (Q3)	2008	2007
Auditor	KPMG Samjong	KPMG Samjong	Samil PricewaterhouseCoopers
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation	700 (540)*	750 (750)**	650 (1,407)***
Time required	10,295	23,100	14,725

*	Compensation amount in ( ) is for US-GAAP audit, 20-F filing and SOX404 audit
**	Compensation amount in ( ) is for US-GAAP audit and review and SOX404 audit
***	Compensation amount in ( ) is for US-GAAP audit and review, 20-F filing, SOX404 audit and IFRS audit Note) Compensation is based on annual contracts.

B. Non-audit Service

(Unit: In millions of Won)
Fiscal Year	Independent Auditor	Contract Date	Detail	Compensation
2009	KPMG Samjong	September 8, 2009	Agreed procedure regarding Company A	30

15. Board of Directors

A. Independence of Directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination and Corporate Governance Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our directors has or had any business transaction or any related party transactions with us. Our outside directors are comprised of five persons including three who are members of our audit committee. Of the remaining outside directors, Dongwoo Chun is currently serving as Chairman of the Outside Director Nomination and Corporate Governance Committee and Bruce I. Berkoff is currently serving as a member of the Remuneration Committee. As of September 30, 2009, our non-outside directors were comprised of the chief executive officer, the chief financial officer and a member who was nominated by LG Electronics. On April 30, 2009, Paul Verhagen, who was nominated by Philips Electronics, resigned from his position as our board member.

B. Members of the Board of Directors

Members of the Board of Directors (as of September 30, 2009)

Name	Date of birth	Position	Business experience	First elected
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics	January 1, 2007

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	January 1, 2008

Simon (Shin Ik) Kang	May 10, 1954	Director	Head of Home Entertainment Division of LG Electronics	March 1, 2008

Ingoo Han	October 15, 1956	Outside Director	Dean, Graduate School of Management, Korea Advanced Institute of Science and Technology	July 19, 2004

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus	March 23, 2005

Bruce. I. Berkoff	August 13, 1960	Outside Director	President of LCD TV Association	February 29, 2008

Yoshihide Nakamura	October 22, 1942	Outside Director	President of ULDAGE, Inc.	February 29, 2008

William Y. Kim	June 6, 1956	Outside Director	Partner of Ropes & Gray LLP	February 29, 2008

*	Paul Verhagen resigned on April 30, 2009.

C. Committees of the Board of Directors

Committees of the Board of Directors (as of September 30, 2009)

Committee	Composition	Member
Audit Committee	3 outside directors	Ingoo Han, Yoshihide Nakamura, William Y. Kim

Outside Director Nomination and Corporate Governance Committee	1 non-outside director and 2 outside directors	Simon (Shin Ik) Kang, Dongwoo Chun, William Y. Kim

Remuneration Committee	1 non-outside director and 2 outside directors	Simon (Shin Ik) Kang, Dongwoo Chun, Bruce I. Berkoff

16. Information Regarding Shares

A. Total Number of Shares

(1) Total number of shares authorized to be issued (as of September 30, 2009): 500,000,000 shares.

(2) Total shares issued and outstanding (as of September 30, 2009): 357,815,700 shares.

B. Shareholder list

(1) Largest shareholder and related parties.

(Unit: share)
Name	Relationship	As of September 30, 2009
LG Electronics	Largest Shareholder	135,625,000 (37.9)%
Young Soo Kwon	Related Party	23,000 (0.0)%

(2) Shareholders who owned 5% or more of our shares as of September 30, 2009

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%
Mirae Asset Global Asset Management	21,783,729	6.09%

On March 16, 2009, Philips Electronics sold all of its remaining equity interest (47,225,000 shares, or 13.2% of our common stock) in us.

17. Directors and Employees

A. Directors

(1) Remuneration for directors in 2009 (Q1~Q3)

(Unit: In millions of Won)
Classification	Amount paid	Approved payment amount at shareholders meeting	Per capita average remuneration paid	Remarks
Non-outside Directors (3 persons) **	1,418	8,500	473
Outside Directors (5 persons)	241		44	-Three of our outside directors are members of the audit committee.

*	Period: January 1, 2009 ~ September 30, 2009
*	Amount paid is calculated on the basis of actually paid amount except accrued salary and severance benefits
**	Amount paid to non-outside directors includes remuneration for Paul Verhagen, who resigned on April 30, 2009.
**	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of non-outside directors for the nine months ended September 30, 2009.

(2) Stock option

The following table sets forth certain information regarding our stock options as of September 30, 2009.

(Unit: Won, Stock)
Executive Officers (including Former Officers)	Grant Date	Exercise Period		Exercise Price		Number of Granted Options	Number of Exercised Options	Number of Cancelled Options*	Number of Exercisable Options*
		From	To
Ron H. Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)	44,050	40,000	0	20,000	20,000
Total						220,000		110,000	110,000

*	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

B. Employees

As of September 30, 2009, we had 22,467 employees (excluding our executive officers). The total amount of salary paid to our employees for the nine months ended September 30, 2009 based on cash payment was (Won)689,421 million. The following table provides details of our employees as of September 30, 2009:

(Unit: person, in millions of Won)
Details of Employees*				Total Salary in 2009 (Q1~Q3) **	Per Capita Salary***	Average Service Year
Office Worker	Production Worker	Others	Total
7,384	15,083	—	22,467	689,421	33.04	4.3

*	Directors and executive officers have been excluded.
**	Welfare benefit and retirement expense have been excluded. Total welfare benefit provided to our employees for the nine months ended September 30, 2009 was (Won)124,871 million and the per capita welfare benefit provided was (Won)6.0 million.
**	Based on cash payment.
**	Includes incentive payments to employees who have transferred from our affiliated companies.
***	Per Capita Salary is calculated using the average number of average employees (20,867) for the nine months ended September 30, 2009.

18. Subsequent Event

As part of our strategy to expand our production capacity overseas, in November 2009, we signed an investment agreement and a joint venture agreement with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China. Our investment amount in the joint venture company is (Won)1,110 billion. This proposed venture, including its total investment amount, remains subject to approval by the Korean government.

LG DISPLAY CO., LTD.

Interim Non-Consolidated Financial Statements

(Unaudited)

September 30, 2009 and 2008

(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report

Based on a report originally issued in Korean

To the Stockholders and Board of Directors

LG Display Co., Ltd.:

We have reviewed the accompanying non-consolidated statement of financial position of LG Display Co., Ltd. (the “Company”) as of September 30, 2009, and the related interim non-consolidated statements of income for each of the three-month and nine-month periods ended September 30, 2009 and 2008, changes in stockholders’ equity and cash flows for the nine-month periods ended September 30, 2009 and 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

The non-consolidated statement of financial position of the Company as of December 31, 2008 and the related non-consolidated statements of income, appropriation of retained earnings, changes in stockholders’ equity and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 16, 2009, expressed an unqualified opinion. The accompanying non-consolidated statement of financial position of the Company as of December 31, 2008, presented for comparative purposes, is not different from that audited by us in all material respects.

As discussed in note 2(b) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

As discussed in note 11(b) to the non-consolidated financial statements, the Company is under investigation by fair trade or antitrust authorities in countries including Korea, Japan, Canada, Taiwan and the European Union with respect to alleged anti-competitive activities in the LCD industry and during the three-month period ended September 30, 2009, a hearing was held by the European Commission. In addition, the Company, along with a number of other companies in the LCD industry, is currently defending class action lawsuits in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels, and the Company and certain of its current and former officers and directors were named as defendants in a shareholder class action in the United States alleging violations of the U.S. Securities Exchange Act of 1934 in connection with alleged anti-competitive activities in the LCD industry. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

1

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

October 16, 2009

This report is effective as of October 16, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Financial Position

As at September 30, 2009 and December 31, 2008

		(Unaudited)
(In millions of Won)	Note	2009		2008

Assets
Cash and cash equivalents		(Won)	817,266	1,207,786
Short-term financial instruments			1,800,000	2,055,000
Available-for-sale securities	5		—	74
Trade accounts and notes receivable, net	3,7		3,114,745	1,695,578
Other accounts receivable, net	3		90,431	41,570
Accrued income, net	3		29,008	88,175
Advance payments, net	3		5,697	250
Prepaid expenses			56,742	34,156
Prepaid value added tax			90,448	145,862
Deferred income tax assets, net	13		123,319	80,994
Other current assets			5,340	25,164
Inventories, net	4		1,381,178	881,503

Total current assets			7,514,174	6,256,112

Long-term financial instruments			13	13
Available-for-sale securities	5		94,617	129,497
Equity method investments	6		910,784	831,237
Long-term loans			—	12,575
Property, plant and equipment, net	8		8,471,426	8,431,214
Intangible assets, net			224,409	194,343
Non-current guarantee deposits			55,007	46,972
Long-term other receivables, net	3		—	182
Long-term prepaid expenses			147,282	150,665
Deferred income tax assets, net	13		483,038	409,528
Other non-current assets			31,496	39,649

Total non-current assets			10,418,072	10,245,875

Total assets		(Won)	17,932,246	16,501,987

See accompanying notes to interim non-consolidated financial statements.

3

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Financial Position, Continued

As at September 30, 2009 and December 31, 2008

		(Unaudited)
(In millions of Won)	Note	2009		2008

Liabilities
Trade accounts and notes payable	7	(Won)	1,894,455	951,975
Other accounts payable			1,433,311	2,205,092
Short-term borrowings	10		247,484	—
Advances received			46,693	10,669
Withholdings			8,179	15,486
Accrued expenses			514,492	212,330
Income tax payable			84,887	265,550
Warranty reserve, current			44,012	48,008
Current portion of long-term debt and debentures, net of discounts	9,10		1,164,392	498,652
Other current liabilities			19,368	19,464

Total current liabilities			5,457,273	4,227,226

Debentures, net of current portion and discounts on debentures	9		400,000	1,490,445
Long-term debt, net of current portion	10		1,271,379	1,019,306
Long-term other accounts payable			425,346	406,156
Long-term advances received	11		594,350	—
Accrued severance benefits, net			117,481	70,139
Warranty reserve, non-current			5,688	10,097
Other non-current liabilities			—	2,596

Total non-current liabilities			2,814,244	2,998,739

Total liabilities			8,271,517	7,225,965

Stockholders’ equity
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2009 and 2008			1,789,079	1,789,079
Capital surplus			2,311,071	2,311,071
Accumulated other comprehensive income	18		132,706	173,938
Retained earnings			5,427,873	5,001,934

Total stockholders’ equity			9,660,729	9,276,022

Commitments and contingencies	11

Total liabilities and stockholders’ equity		(Won)	17,932,246	16,501,987

See accompanying notes to interim non-consolidated financial statements.

4

LG DISPLAY CO., LTD.

Interim Non-Consolidated Statements of Income

(Unaudited)

For the three-month and nine-month periods ended September 30, 2009 and 2008

(In millions of Won, except earnings per share)	Note	For the three-month periods ended September 30			For the nine-month periods ended September 30
		2009		2008	2009		2008

Sales	7,19	(Won)	5,959,445	3,891,384	(Won)	14,194,396	12,142,538
Cost of sales	14		4,842,101	3,521,587		12,951,671	9,654,758

Gross profit			1,117,344	369,797		1,242,725	2,487,780

Selling and administrative expenses	15		172,757	180,056		522,649	518,540

Operating income			944,587	189,741		720,076	1,969,240

Interest income			22,335	60,676		95,886	151,362
Rental income			1,177	785		2,941	2,469
Foreign exchange gains			162,562	908,522		918,499	1,648,903
Gain on foreign currency translation			86,810	203,472		240,885	274,166
Equity income on investments			20,559	57,163		72,827	107,005
Gain on disposal of property, plant and equipment			26	1,540		2,443	3,267
Gain on disposal of intangible assets			5	1,633		9	1,633
Commission earned			261	5,126		6,676	14,141
Reversal of allowance for doubtful accounts			66	5,992		274	5,992
Gains on redemption of debentures			—	964		—	1,152
Other income			—	876		—	9,946

Non-operating income			293,801	1,246,749		1,340,440	2,220,036

Interest expense			50,390	27,669		88,607	89,669
Foreign exchange losses			180,527	892,347		856,169	1,545,002
Loss on foreign currency translation			39,292	203,261		128,132	344,946
Donations			73	236		830	1,220
Loss on disposal of trade accounts and notes receivable	3		1,203	4,496		9,704	13,210
Loss on disposal of available-for-sale securities			—	—		5	—
Equity loss on investments			46,898	4,709		110,671	21,667
Loss on disposal of equity method investments			94	—		165	—
Loss on disposal of property, plant and equipment			5	16		132	507
Impairment loss on property, plant and equipment			—	—		—	83
Negative reversal of bad debt			—	—		—	—
Loss on redemption of debentures	9		—	—		173	13
Other expense			233,610	—		233,795	1

Non-operating expenses			552,092	1,132,734		1,428,383	2,016,318

Income before income taxes			686,296	303,756		632,133	2,172,958
Income tax expense	13		117,907	12,291		27,287	389,385

Net income		(Won)	568,389	291,465	(Won)	604,846	1,783,573

Earnings per share	16
Basic earnings per share		(Won)	1,588	815	(Won)	1,690	4,985

Diluted earnings per share		(Won)	1,557	804	(Won)	1,683	4,881

See accompanying notes to interim non-consolidated financial statements.

5

LG DISPLAY CO., LTD.

Interim Non-Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

For the nine-month periods ended September 30, 2009 and 2008

(In millions of Won)	Capital stock		Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total

Balances at January 1, 2008	(Won)	1,789,079	2,311,071	5,823	4,183,400	8,289,373
Net income		—	—	—	1,783,573	1,783,573
Cash dividend		—	—	—	(268,362)	(268,362)
Change in capital adjustment arising from equity method investments		—	—	125,114	—	125,114
Change in fair value of available-for-sale securities		—	—	20,417	—	20,417
Gain on valuation of cash flow hedges		—	—	(1,498)	—	(1,498)
Loss on valuation of cash flow hedges		—	—	(52,759)	—	(52,759)

Balances at September 30, 2008	(Won)	1,789,079	2,311,071	97,097	5,698,611	9,895,858

Balances at January 1, 2009	(Won)	1,789,079	2,311,071	173,938	5,001,934	9,276,022
Net income		—	—	—	604,846	604,846
Cash dividend		—	—	—	(178,907)	(178,907)
Change in capital adjustment arising from equity method investments		—	—	(20,174)	—	(20,174)
Change in fair value of available-for-sale securities		—	—	(27,228)	—	(27,228)
Loss on valuation of cash flow hedges		—	—	6,170	—	6,170

Balances at September 30, 2009	(Won)	1,789,079	2,311,071	132,706	5,427,873	9,660,729

See accompanying notes to interim non-consolidated financial statements.

6

LG DISPLAY CO., LTD.

Interim Non-Consolidated Statements of Cash Flows

(Unaudited)

For the nine-month periods ended September 30, 2009 and 2008

(In millions of Won)	2009		2008

Cash flows from operating activities:
Net income	(Won)	604,846	1,783,573
Adjustments for:
Depreciation		1,865,119	1,812,665
Amortization of intangible assets		30,042	37,470
Gain on disposal of property, plant and equipment, net		(2,311)	(2,760)
Impairment loss on property, plant and equipment		—	83
Gain on disposal of intangible assets		(9)	(1,633)
Loss (gain) on foreign currency translation, net		(118,574)	70,811
Amortization of discount on debentures, net		22,842	23,201
Loss (gain) on redemption of debentures, net		173	(1,139)
Reversal of allowance for doubtful accounts		(274)	—
Provision for warranty reserve		39,091	76,661
Provision for severance benefits		58,344	55,984
Equity losses (income) on investments, net		37,844	(85,338)
Loss on disposal of equity method investments		165	—
Loss on disposal of available-for-sale securities		5	—
Stock compensation cost		—	(560)
Other expense		205,345	—

		2,137,802	1,985,445
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts and notes receivable		(1,525,654)	91,339
Decrease (increase) in inventories		(499,675)	(477,424)
Decrease (increase) in other accounts receivable		(49,123)	95,818
Decrease (increase) in accrued income		59,138	(71,003)
Decrease (increase) in advance payments		(5,581)	2,368
Decrease (increase) in prepaid expenses		(173)	8,162
Decrease (increase) in prepaid value added tax		53,522	(91,861)
Decrease (increase) in current deferred income tax assets		(43,405)	4,204
Decrease (increase) in other current assets		24,302	1,914
Decrease (increase) in long-term prepaid expenses		(19,030)	(21,174)
Decrease (increase) in long-term other receivables		—	182
Decrease (increase) in other non-current assets		—	2,539
Decrease (increase) in non-current deferred income tax assets		(61,190)	42,074
Increase (decrease) in trade accounts and notes payable		991,487	183,734
Increase (decrease) in other accounts payable		(278,290)	254,225
Increase (decrease) in advances received		36,023	3,495
Increase (decrease) in withholdings		(7,308)	877
Increase (decrease) in accrued expenses		96,818	38,388
Increase (decrease) in income tax payable		(179,552)	260,400
Increase (decrease) in warranty reserve		(47,496)	(54,837)
Increase (decrease) in long-term advances received		695,500	—
Increase (decrease) in other current liabilities		3,439	(24,724)
Accrued severance benefits transferred from affiliated company, net		1,459	3,331
Payment of severance benefits		(16,823)	(16,104)
Decrease (increase) in severance insurance deposits		4,327	3,077
Decrease (increase) in contribution to the National Pension Fund		34	31

		(767,251)	239,031

Net cash provided by operating activities	(Won)	1,975,397	4,008,049

See accompanying notes to interim non-consolidated financial statements.

7

LG DISPLAY CO., LTD.

Interim Non-Consolidated Statements of Cash Flows, Continued

(Unaudited)

For the nine-month periods ended September 30, 2009 and 2008

(In millions of Won)	2009		2008

Cash flows from investing activities:
Acquisition of short-term financial instruments	(Won)	(2,800,000)	(3,170,000)
Proceeds from short-term financial instruments		3,055,000	955,000
Acquisition of available-for-sale securities		(28)	(96,260)
Proceeds from available-for-sale securities		69	—
Cash dividend received		28,561	10,725
Acquisition of equity method investments		(153,901)	(33,602)
Proceeds from disposal of property, plant and equipment		7,141	9,868
Acquisition of property, plant and equipment		(2,368,251)	(1,527,678)
Proceeds from disposal of intangible assets		11	3,196
Acquisition of intangible assets		(69,725)	(100,949)
Refund of non-current guarantee deposits		549	31
Payment of non-current guarantee deposits		(8,446)	(12,797)
Decrease in Short-term loans		12,575	—
Long-term loans		—	(10,474)
Government subsidy received		969	361

Net cash used in investing activities		(2,295,476)	(3,972,579)

Cash flows from financing activities:
Proceeds from short-term borrowings		249,761	—
Proceeds from long-term debt		321,356	—
Repayment of current portion of long-term debt		(262,651)	(81,005)
Redemption of debentures		(200,000)	(78,308)
Payment of cash dividend		(178,907)	(268,362)

Net cash used in financing activities		(70,441)	(427,675)

Net decrease in cash and cash equivalents		(390,520)	(392,205)
Cash and cash equivalents, beginning of period		1,207,786	1,109,749

Cash and cash equivalents, end of period	(Won)	817,266	717,544

See accompanying notes to interim non-consolidated financial statements.

8

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements

September 30, 2009

(Unaudited)

1 Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Company and its main business is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name from LG.Philips LCD Co., Ltd. to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. In March 2009, Philips, which used to be one of the major shareholders of the Company, sold all of its share holdings, 47,225,000 shares, of the Company. As of September 30, 2009, LG Electronics Inc. owns 37.9% (135,625 thousand shares) of the Company’s common shares.

As of September 30, 2009, the Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing and OLED manufacturing plants in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a) Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are same as those followed by the Company in its preparation of annual non-consolidated financial statements as of December 31, 2008 except for the application of the Statements of Korea Accounting Standard No. 2, Interim Financial Reporting.

(b) Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these interim non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying interim non-consolidated financial statements have been translated into English from the Korean language interim non-consolidated financial statements.

9

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

3 Receivables

The Company’s allowance for doubtful accounts on receivables, including trade accounts and notes receivable, as of September 30, 2009 and December 31, 2008 is as follows:

(In millions of Won)	2009
	Gross amount		Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	3,114,781	36	3,114,745
Other accounts receivable		90,609	178	90,431
Accrued income		29,099	91	29,008
Advance payments		5,698	1	5,697

(In millions of Won)	2008
	Gross amount		Allowance for doubtful accounts	Carrying value
Trade accounts and notes receivable	(Won)	1,695,871	293	1,695,578
Other accounts receivable		41,792	222	41,570
Accrued income		88,237	62	88,175
Advance payments		253	3	250
Long-term other receivables		184	2	182

During the nine-month period ended September 30, 2009, the amount of trade accounts and notes receivable, arising from sales to the Company’s subsidiaries, USD185 million ((Won)220,478 million) and JPY1,283 million ((Won)16,923 million) is current and outstanding as of September 30, 2009, and those arising from sales to the companies other than the Company’s subsidiaries, sold to financial institutions was (Won)2,971 million, which is current and outstanding as of September 30, 2009. For the nine-month period ended September 30, 2009, the Company recognized (Won)9,704 million as loss on disposal of trade accounts and notes receivable.

4 Inventories

Inventories as of September 30, 2009 and December 31, 2008 are as follows:

(In millions of Won)	2009
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	492,728	13,817	478,911
Work-in-process		547,251	23,621	523,630
Raw materials		285,691	10,493	275,198
Supplies		137,356	33,917	103,439

	(Won)	1,463,026	81,848	1,381,178

10

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

4 Inventories, Continued

(In millions of Won)	2008
	Gross amount		Valuation loss	Book value
Finished goods	(Won)	330,361	44,154	286,207
Work-in-process		415,264	57,173	358,091
Raw materials		173,708	5,520	168,188
Supplies		95,685	26,668	69,017

	(Won)	1,015,018	133,515	881,503

5 Available-for-Sale Securities

Available-for-sale securities as of September 30, 2009 and December 31, 2008 are as follows:

(In millions of Won)	2009
			Unrealized gains
	Acquisition cost		Beginning balance	Changes in unrealized gains, net	Realized gains on disposition	Net balance at end of period	Carrying value (fair value)
Non-current asset
Debt securities
Government bonds	(Won)	28	—	—	—	—	28

Equity securities
HannStar Display Corporation(*)		96,249	33,248	(34,908)	—	(1,660)	94,589

	(Won)	96,277	33,248	(34,908)	—	(1,660)	94,617

(*)	In February 2008, the Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“HannStar”) located in Taiwan. The preferred stocks are convertible into common stocks of HannStar at a ratio of 1:1 at the option of the Company from the issue date, February 28, 2008, to the maturity, February 28, 2011. For the period ended September 30, 2009, there is no preferred stock converted into common stocks.

The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period from 18 months after issuance of the convertible preferred stocks to 91 days prior to maturity of them and the issuer has a call option to repay, in cash, total preferred stocks during the period from 2 years after issuance to 90 days prior to maturity.

11

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

5 Available-for-Sale Securities, Continued

The abovementioned convertible preferred stocks have been privately placed under the Taiwanese Law, which restricts the sale of the preferred stocks (up to 3 years), and the stocks acquired through conversion are not to be traded in the Taiwanese Stock Exchange until the original maturity of the preferred stocks.

The fair value of the preferred stock has been computed by discounting estimated cash flows from the stock using yield rate that reflects HannStar’s credit risk.

(In millions of Won)	2008
			Unrealized gains
	Acquisition cost		Beginning balance	Changes in unrealized gains, net	Realized gains on disposition	Net balance at end of period	Carrying value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74

Non-current asset
Equity securities
HannStar Display Corporation	(Won)	96,249	—	33,248	—	33,248	129,497

6 Equity Method Investments

LG Display Singapore Pte. Ltd. (“LGDSG”) was established in Singapore in January 2009 by incorporating the Singapore branch of the Company, to sell TFT-LCD products. It is wholly owned by the Company and, accordingly, the investment in LGDSG has been accounted for using the equity method.

In February 2009, the Company acquired 3,000,000 common shares of ADP Engineering Co., Ltd. (“ADP Engineering”) (12.9%) at (Won)6,330 million. Although the Company’s share interests in ADP Engineering is below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of ADP Engineering and, accordingly, the investment in ADP Engineering has been accounted for using the equity method.

In May and June 2009, the Company acquired 6,800,000 and 933,332 common shares (29.6% and 40.0%) of WooRee LED Co., Ltd. and Dynamic Solar Design Co., Ltd. at (Won)11,900 million and (Won)6,067 million, respectively, and the investments in these companies have been accounted for using the equity method.

12

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

7 Transactions and Balances with Related Parties

(a)	Details of the Company’s related parties as of September 30, 2009 are as follows:

Relationship	2009
Controlling party(*1)	LG Electronics Inc.
Company that has significant influence over the Company(*1)	LG Corp.
Subsidiary	LG Display America, Inc.,
LG Display Taiwan Co., Ltd.,
LG Display Japan Co., Ltd.,
LG Display Germany GmbH,
LG Display Nanjing Co., Ltd.,
LG Display Shanghai Co., Ltd.,
LG Display Hong Kong Co., Ltd.,
LG Display Poland Sp. zo.o.,
LG Display Guangzhou Co., Ltd.,
LG Display Shenzhen Co., Ltd.,
Suzhou Raken Technology Ltd.,
LG Display Singapore Pte. Ltd.
Joint venture	Guangzhou New Vision Technology Research and Development Limited
Equity method investee	Paju Electric Glass Co., Ltd.,
TLI Inc.,
AVACO Co., Ltd.,
NEW OPTICS Ltd.,
ADP Engineering Co., Ltd.,
WooRee LED Co., Ltd.,
Dynamic Solar Design Co., Ltd.
Affiliates(*2)

LG Management Development Institute Co., Ltd.,

LG Micron Ltd.,

LG Life Sciences, Ltd.,

LG CNS Co., Ltd.,

LG N-Sys Inc.,

LG Powercom Corp.,

Serveone Co., Ltd.,

LG Innotek Co., Ltd.,

LG Telecom Co., Ltd.,

LG CHEM Ltd.,

LG International Corp.,

LG Dacom Corporation,

Hi Business Logistics,

Siltron Incorporated,

Lusem Co., Ltd. and others

13

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

7 Transactions and Balances with Related Parties, Continued

(*1)	The immediate parent and the ultimate parent companies of the Company are LG Electronics Inc. and LG Corp., respectively.
(*2)	The subsidiaries of the affiliates, which are not presented above, are also affiliates of the Company.

(b)	Significant transactions which occurred in the normal course of business with related companies for the nine-month periods ended September 30, 2009 and 2008 are as follows:

(In millions of Won)	Sales and other			Purchases and other
	2009		2008	2009	2008
Controlling party(*)	(Won)	558,425	927,539	145,460	197,147
Companies that have significant influence over the Company		—	—	30,613	18,233
Subsidiaries		12,891,151	9,921,910	563,859	422,224
Equity method investees		10	404	1,027,958	435,694
Other related parties		691,283	264,730	3,040,593	2,426,041

	(Won)	14,140,869	11,114,583	4,808,483	3,499,339

(*)	Controlling party includes overseas subsidiaries that are under direct control of LG Electronics Inc.

(c)	Account balances with related companies as of September 30, 2009 and December 31, 2008 are as follows:

(In millions of Won)	Trade accounts and notes receivable and other			Trade accounts and notes payable and other
	2009		2008	2009	2008
Controlling party(*)	(Won)	120,299	115,235	55,784	82,249
Companies that have significant influence over the Company		2,613	2,577	3,858	2,727
Subsidiaries		2,978,578	1,267,901	358,764	279,572
Equity method investees		1	1	266,673	58,222
Other related parties		252,371	121,140	961,091	1,054,112
	(Won)	3,353,862	1,506,854	1,646,170	1,476,882

(*)	Controlling party includes overseas subsidiaries that are under direct control of LG Electronics Inc.

14

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

7 Transactions and Balances with Related Parties, Continued

(d)	Key management compensation costs for the nine-month periods ended September 30, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Short-term benefits	(Won)	1,411	1,255
Severance benefits		213	249
Other long-term benefits		376	827

	(Won)	2,000	2,331

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

8 Property, Plant and Equipment

Property, plant and equipment as of September 30, 2009 and December 31, 2008 are as follows:

(In millions of Won)
	2009		2008
Acquisition cost:
Land	(Won)	386,872	383,645
Buildings		2,746,131	2,023,081
Structures		232,552	223,578
Machinery and equipment		18,951,020	14,516,033
Tools		110,051	100,290
Furniture and fixtures		499,208	464,939
Vehicles		16,696	17,538
Others		9,645	9,182
Machinery-in-transit		3,765	—
Construction-in-progress		719,577	4,063,699
		23,675,517	21,801,985
Less accumulated depreciation		(15,200,421)	(13,367,839)
Less accumulated impairment loss		(7)	(7)
Less government subsidies		(3,663)	(2,925)

Property, plant and equipment, net	(Won)	8,471,426	8,431,214

The Company capitalizes financial expenses, such as interest expense incurred on borrowings used to finance the cost of acquiring or building property, plant and equipment and intangible assets and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest expenses. Capitalized financial expenses for the nine-month period ended September 30, 2009 and for the year ended December 31, 2008, amount to (Won)16,189 million and (Won)45,177 million, respectively.

15

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

9 Debentures

(a)	Details of debentures issued by the Company as of September 30, 2009 and December 31, 2008 are as follows:

(In millions of Won)
	Maturity	Annual interest rate	2009		2008
Local currency debentures(*)
Publicly issued debentures	November 2009~ March 2010	3.50~4.50%	(Won)	620,000	850,000
Privately issued debentures	December 2010~ May 2011	5.30~5.89%		400,000	600,000
Less discount on debentures				(940)	(3,826)
Less current portion of debentures				(619,060)	(458,201)

			(Won)	400,000	987,973

Foreign currency debentures
Convertible bonds	April 2012	zero coupon	(Won)	511,555	511,555
Less discount on debentures				(1,387)	(1,760)
Less conversion right adjustment				(73,355)	(93,111)
Add redemption premium				85,788	85,788
Less current portion of convertible bonds				(522,601)	—

			(Won)	—	502,472

(*)	Principal of the local currency debentures are to be repaid at maturity and interests are paid quarterly. The Company has redeemed local currency debentures with their face value amounting to (Won)200,000 million(par value) for the nine-month period ended September 30, 2009, and recognized a loss on redemption of debentures (Won)173 million.

(b)	Details of the convertible bonds as of September 30, 2009 are as follows:

Terms and Conditions

Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won)	(Won) 48,251
Issued amount	USD550 million

The bonds will be repaid at 116.77% of the principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of the principal amount on April 18, 2010, and in April 2009, they were reclassified to current liabilities. If the Convertible bonds were classified as monetary liabilities, the loss on foreign currency translation would be (Won)166,082 million for the period from Issue date, April 18, 2007, to September 30, 2009.

16

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

9 Debentures, Continued

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,760 to (Won)48,251 per share due to declaration of cash dividends of (Won)500 per share for the year ended December 31, 2008.

As of September 30, 2009 and December 31, 2008, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)
	September 30, 2009		December 31, 2008

Convertible bonds amount(*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,251	48,760
Common shares to be issued		10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1.

(c)	Aggregate maturities of the Company’s debentures as of September 30, 2009 are as follows:

(In millions of Won)
Period	Debentures		Convertible bonds(*)	Total

October 1, 2009 ~ September 30, 2010	(Won)	620,000	—	620,000
October 1, 2010 ~ September 30, 2011		400,000	—	400,000
October 1, 2011 ~ September 30, 2012		—	597,343	597,343

	(Won)	1,020,000	597,343	1,617,343

(*)	In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

17

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

10 Short-Term Borrowings and Long-Term Debt

(a)	Short-term borrowings in foreign currency as of September 30, 2009 and December 31, 2008 are as follows:

(In millions of Won except interest rate)
Lender	Annual interest rate(*1)	2009		2008
Foreign currency loans (*2)
Kookmin Bank and others	3ML+5.5%	(Won)	105,504	—
Hana Bank	6ML+5.5%		126,605	—
Korea Exchange Bank	6ML+2.0%		15,375	—

		(Won)	247,484	—

(*1)	ML represents Month LIBOR (London Inter-Bank Offered Rates).
(*2)	Foreign currency equivalent of the above short-term borrowings as of September 30, 2009 is JPY18,766 million.

(b)	Long-term debt as of September 30, 2009 and December 31, 2008 is as follows:

(In millions of Won except interest rate)
Lender	Annual interest rate(*1)	2009		2008	Redemption method

Local currency loans
The Export-Import Bank of Korea	6.08%	(Won)	—	9,850	Redemption by installments
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%		18,681	18,982	“
Korea Development Bank	KDBBIR+0.77%		15,000	37,500	“
Korea Development Bank	KDBBIR+3.29%		120,000	—	“
Woori Bank	5.43%		200,000	—	Redemption at maturity
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		1,356	—	Redemption by installments

			355,037	66,332
Less current portion of long-term debt			(16,787)	(40,451)

		(Won)	338,250	25,881

18

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

10 Short-Term Borrowings and Long-Term Debt, Continued

(In millions of Won except interest rate)
Lender	Annual interest rate(*1)	2009		2008	Redemption method

Foreign currency loans (*2)
The Export-Import Bank of Korea	6ML+0.69%	(Won)	59,435	62,875	Redemption by installments
Korea Development Bank	3ML+0.66%		166,418	176,050	Redemption at maturity
Kookmin Bank and others	3ML+0.35~0.53%		475,480	503,000	“
	6ML+0.41%		237,740	251,500	“

			939,073	993,425
Less current portion of long-term debt			(5,944)	—

		(Won)	933,129	993,425

(*1)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.
(*2)	Foreign currency equivalent of the above long-term debt as of September 30, 2009 and December 31, 2008 is USD790 million.

(c)	Aggregate maturities of the Company’s long-term debt as of September 30, 2009 are as follows:

(In millions of Won)
Period	Local currency loans		Foreign currency loans	Total

October 1, 2009 ~ September 30, 2010	(Won)	16,787	5,944	22,731
October 1, 2010 ~ September 30, 2011		203,733	606,237	809,970
October 1, 2011 ~ September 30, 2012		18,864	297,175	316,039
October 1, 2012 ~ September 30, 2013		64,068	29,717	93,785
October 1, 2013 ~ September 30, 2014		48,767	—	48,767
Thereafter		2,818	—	2,818

	(Won)	355,037	939,073	1,294,110

19

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

11 Commitments and Contingencies

Commitments and contingencies of the Company are as follows:

(a)	Commitments

Overdraft agreements and credit facility agreement

As of September 30, 2009, the Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)59,000 million in aggregate and maintains line of credit amounting to (Won) 200,000 with Hana Bank. There is no overdrawn balance.

Factoring and securitization of accounts receivable

The Company has agreements with Korea Exchange Bank and other several banks for U.S. dollar denominated accounts receivable negotiating facilities of up to an aggregate of USD1,733 million. As of September 30, 2009, accounts and notes receivable amounting to USD185 million ((Won)220,478 million) and JPY1,283 million ((Won)16,923 million) were sold that are current and outstanding.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Company joined this program in April 2007. For the nine-month period ended September 30, 2009, no accounts and notes receivable were sold.

The Company has agreement with Shinhan Bank for accounts receivable negotiating facilities of up to an aggregate of (Won)50,000 million. As of September 30, 2009, accounts and notes receivable amounting to (Won)2,971 million were sold that are current and outstanding.

Letters of credit

As of September 30, 2009, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD60 million and with China Construction Bank up to USD20 million.

Payment guarantees

The Company receives payment guarantee from ABN AMRO Bank amounting to USD8.5 million relating to value added tax payments in Poland. As of September 30, 2009, the Company entered into a payment guarantee agreement with a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o. LG Display Poland Sp. zo.o. is provided with a payment guarantee amounting to PLN180 million by PKO Bank and others to be eligible for the “Simplified Procedure” (deferral of VAT payment), and the Company provides payment guarantee to PKO Bank and others in connection with their payment guarantee. In addition, the Company provides payment guarantee for the USD17 million term loan credit facility of LG Display Singapore Pte. Ltd.

License agreements

As of September 30, 2009, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd., and others and has a trademark license agreement with LG Corp.

20

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

11 Commitments and Contingencies, Continued

Long-term supply agreement

In January 2009, the Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years. In connection with the agreement, the Company received a long-term prepayment of USD500 million from Apple, Inc., which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter.

(b)	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCDs in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin; however, on May 30, 2007, the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas; however, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer. The Company is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The Company is unable to predict the ultimate outcome of this case.

O2 Micro International Ltd.’s request for an investigation to US International Trade Commission

On December 15, 2008, O2 Micro International Ltd. and O2 Micro, Inc. (“O2 Micro”) have requested the United States International Trade Commission (“ITC”) to commence a Trade Remedy Investigations alleging that the Company, LG Display America, Inc. and others have infringed their patents relating to LCD Displays. On August 24, 2009, the Company and O2 Micro submitted a mutual agreement for the completion of the Trade Remedy Investigation on the Company to the ITC, and on September 25, 2009, the ITC approved this agreement and closed the investigation on the Company.

Anti-trust investigations and litigations

The Company and LG Display America, Inc., the US subsidiary of the Company, were under investigation by U.S. Department of Justice (“DOJ”) with their role in conspiracies to fix prices in the sale of liquid crystal display (“LCD”) panels. In November 2008, the Company and LG Display America, Inc. agreed to a plea agreement with DOJ and agreed to pay USD400 million over a five-year period.

The Company is under investigation by fair trade or antitrust authorities in countries including Korea, Japan, Canada, Taiwan and the European Union with respect to alleged anti-competitive activities in the LCD industry and during the three-month period ended September 30, 2009, a hearing was held by the European Commission.

21

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

11 Commitments and Contingencies, Continued

The Company, along with a number of other companies in the LCD industry, is currently defending class action lawsuits in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels. In February 2007, the Company and certain of its current and former officers and directors were named as defendants in a shareholder class action in the United States alleging violations of the U.S. Securities Exchange Act of 1934 in connection with alleged anti-competitive activities in the LCD industry.

The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

12 Derivative Instruments

(a)	Derivative instruments used by the Company for hedging purposes as of September 30, 2009 are as follows:

Hedging purpose	Derivative instrument

Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Cross currency swap
Interest rate swap

(b)	Hedge of fair value

The Company entered into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

(i)	Foreign Currency Forwards

Details of foreign currency forwards outstanding as of September 30, 2009 are as follows:

(In millions of Won and thousands of USD, except forward rate)

Bank	Maturity date	Selling	Buying		Forward rate
SC First Bank and others	October 16, 2009~ October 21, 2009	USD70,000	(Won)	87,869	(Won)1,249.4~ (Won)1,263.4: USD1

22

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

12 Derivative Instruments, Continued

(ii)	Unrealized gains and losses related to the above derivatives as of September 30, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	4,632	—

The unrealized gains and losses are charged to operations as gains and losses on foreign currency translation for the nine-month period ended September 30, 2009.

(c)	Hedge of cash flows

The Company entered into cross currency swap and interest rate swap contracts to manage the exposure to changes in cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes. Details of the Company’s derivative instruments related to hedge of cash flows as of September 30, 2009 are as follows:

(i)	Cross Currency Swap

(In millions of Won and thousands of USD, except contract rate)

Bank	Maturity date	Selling		Buying	Contract rate
Kookmin Bank and other	August 29, 2011 ~ January 31, 2012	(Won)	— 143,269	USD150,000 —	Receive floating rate	3M LIBOR~ 3M LIBOR+0.53%
					Pay fixed rate	4.54%~5.35%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned cross currency swap, unrealized losses amounting to (Won)4,603 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(ii)	Interest Rate Swap

(In thousands of USD, except contract rate)

Bank	Maturity date	Contract amount	Contract rate

SC First Bank	May 24, 2010	USD100,000	Receive floating rate	6M LIBOR
			Pay fixed rate	5.644%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, unrealized losses amounting to (Won)5,622 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

23

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

12 Derivative Instruments, Continued

(iii)	Unrealized gains and losses, before tax, related to hedge of cash flows as of September 30, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements

Cross currency swap(*)	(Won)	—	8,142	Fulfilled
Interest rate swap		—	5,622	Fulfilled

(*)	The unrealized loss amounting to (Won)10,320 million related to the foreign exchange rate risk are recognized as loss in the non-consolidated statements of income for the nine-month period ended September 30, 2009.

(d)	Realized gains and losses related to derivative instruments for the nine-month period ended September 30, 2009 are as follows:

(In millions of Won)

Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	55	2,543
Cash flow hedge	Interest Rate Swap		—	2,801
Cash flow hedge	Foreign currency forwards		—	2,534
Fair value hedge	Foreign currency forwards		42,978	52,486

24

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

13 Income Taxes

(a)	Income tax expense for the nine-month period ended September 30, 2009 consists of:

(In millions of Won)	2009

Current income taxes	(Won)	131,881
Deferred income taxes from changes in temporary differences		(11,284)
Deferred income taxes from changes in tax credit		(104,551)
Deferred income taxes added to shareholders’ equity		11,241

Income tax expense	(Won)	27,287

(b)	The tax effects of temporary differences, tax credit carryforwards and tax loss carryforwards that resulted in significant portions of deferred tax assets and liabilities for the nine-moth period ended September 30, 2009 are presented below:

(In millions of Won)	January 1, 2009		Increase (decrease)	September 30, 2009

Temporary differences:
Accrued income	(Won)	(88,237)	59,138	(29,099)
Inventories		96,595	(25,706)	70,889
Change in fair value of available-for-sale securities		(33,248)	34,908	1,660
Equity method investments		259,734	66,404	326,138
Changes in capital adjustment arising from equity method investments		(211,423)	25,862	(185,561)
Derivatives		(70,952)	31,284	(39,668)
Loss on valuation of derivative instruments		22,062	(8,298)	13,764
Property, plant and equipment		187,869	1,303	189,172
Warranty reserve and other reserves		61,520	(5,990)	55,530
Gain on foreign currency translation		(138,599)	(107,901)	(246,500)
Loss on foreign currency translation		435,875	(60,581)	375,294
Others		44,187	65,642	109,829

Total		565,383	76,065	641,448

Tax credit carryforwards	(Won)	468,620	116,168	584,788

25

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

13 Income Taxes, Continued

	Deferred tax assets (liabilities)
(In millions of Won)	January 1, 2009		Increase (decrease)	September 30, 2009	Current	Non-current

Accrued income	(Won)	(21,353)	14,951	(6,402)	(6,402)	—
Inventories		23,376	(7,780)	15,596	15,596	—
Change in fair value of available-for-sale securities		(7,314)	7,680	366	—	366
Equity method investments		(6,446)	17,125	10,679	—	10,679
Changes in capital adjustment arising from equity method investments		(46,513)	5,690	(40,823)	—	(40,823)
Derivatives		(17,170)	8,443	(8,727)	(1,020)	(7,707)
Loss on valuation of derivative instruments		5,156	(2,128)	3,028	2,249	779
Property, plant and equipment		42,152	(534)	41,618	—	41,618
Warranty reserve and other reserves		14,665	(2,448)	12,217	10,966	1,251
Gain on foreign currency translation		(33,541)	(20,689)	(54,230)	(54,230)	—
Loss on foreign currency translation		105,482	(22,917)	82,565	39,029	43,536
Others		10,270	13,891	24,161	14,643	9,518

Subtotal		68,764	11,284	80,048	20,831	59,217
Tax credit carryforwards		421,758	104,551	526,309	102,488	423,821

Deferred income tax assets	(Won)	490,522	115,835	606,357	123,319	483,038

Statutory tax rate applicable to the Company is 24.2% and 27.5% for the nine-month period ended September 30, 2009 and for the year ended December 31, 2008, respectively. Under the Foreign Investment Promotion Act of Korea, the Company had been entitled to an exemption from income taxes at one-half of foreign equity investment in 2008 and the exemption period, which had started from 1999, was terminated as of December 31, 2008.

26

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

14 Cost of Sales

Details of cost of sales for the nine-month periods ended September 30, 2009 and 2008 are as follows:

(In millions of Won)	2009			2008

Finished goods	(Won)		12,926,958		9,466,775
Beginning balance		286,207		310,975
Cost of goods manufactured		13,119,662		9,637,536
Ending balance		(478,911)		(481,736)
Merchandise			—		177,845
Others			24,713		10,138

	(Won)		12,951,671		9,654,758

15 Selling and Administrative Expenses

Details of selling, general and administrative expenses for the nine-month periods ended September 30, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Salaries	(Won)	72,938	77,001
Severance benefits		6,461	7,274
Other employee benefits		14,143	10,890
Shipping cost		106,980	91,629
Rent		3,167	3,373
Fees and commissions		69,101	45,864
Entertainment		1,754	1,910
Depreciation		8,951	5,851
Taxes and dues		1,730	2,853
Advertising		38,836	39,487
Sales promotion		8,474	10,428
Development costs		1,836	5,382
Research		113,899	104,112
A/S expenses		39,091	78,543
Others		35,288	33,943

	(Won)	522,649	518,540

27

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

16 Earnings Per Share

(a)	Basic earnings per share for the three-month and nine-month periods ended September 30, 2009 and 2008 are as follows:

(In millions of Won, except earnings per share and share information)	For the three-month periods ended September, 30			For the nine-month periods ended September, 30
	2009		2008	2009	2008

Net income	(Won)	568,389	291,465	604,846	1,783,573
Weighted-average number of common shares outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings per share	(Won)	1,588	815	1,690	4,985

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

(b)	Diluted earnings per share for the three-month and nine-month periods ended September 30, 2009 and 2008 are as follows:

(In millions of Won, except earnings per share and share information)	For the three-month periods ended September, 30			For the nine-month periods ended September, 30
	2009		2008	2009	2008

Net income	(Won)	568,389	291,465	604,846	1,783,573
Interest on convertible bond, net of tax		5,163	4,802	15,258	14,191
Adjusted income		573,552	296,267	620,104	1,797,764
Weighted-average number of common shares outstanding and common equivalent shares(*)		368,457,551	368,346,462	368,457,551	368,346,462

Diluted earnings per share	(Won)	1,557	804	1,683	4,881

28

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

16 Earnings Per Share, Continued

(*)	Weighted-average number of common shares outstanding is calculated as follows:

(In shares)	For the three-month periods ended September, 30		For the nine-month periods ended September, 30
	2009	2008	2009	2008

Weighted-average number of common shares (basic)	357,815,700	357,815,700	357,815,700	357,815,700
Effect of conversion of convertible bonds	10,641,851	10,530,762	10,641,851	10,530,762

Weighted-average number of common shares (diluted) at September 30, 2009 and 2008	368,457,551	368,346,462	368,457,551	368,346,462

(c)	The conversion effect of the convertible bond for the three-month and nine-month period ended September 30, 2009 and 2008 is as follows:

(In shares)	For the three-month periods ended September, 30		For the nine-month periods ended September, 30
	2009	2008	2009	2008

Number of convertible bonds	10,641,851	10,530,762	10,641,851	10,530,762

Period with dilution effect	July 1, 2009 ~ September 30, 2009	July 1, 2008 ~ September 30, 2008	January 1, 2009 ~ September 30, 2009	January 1, 2008 ~ September 30, 2008

Weight	92 days / 92 days	92 days /92 days	273 days / 273 days	274 days / 274 days

Effect of conversion of convertible bonds	10,641,851	10,530,762	10,641,851	10,530,762

(d)	Earnings per share and diluted earnings (loss) per share for the three-month period ended June 30, 2009, three-month period ended March 31, 2009 and for the year ended December 31, 2008 are as follows:

(In Won)	For the three-month period ended June 30, 2009		For the three-month period ended March 31, 2009	For the year ended December 31, 2008
Earnings (loss) per share	(Won)	821	(719)	3,038
Diluted earnings (loss) per share	(Won)	811	(719)	3,003

29

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

17 Share-Based Payments

(a)	The terms and conditions of grants as of September 30, 2009 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008, was less than that of the KOSPI for the same three-year period, only 110,000 shares, 50% of the outstanding SARs as of September 30, 2009 are exercisable.

(b)	The changes in the number of SARs outstanding for the nine-month period ended September 30, 2009 and for the year ended December 31, 2008 are as follows:

(In share)
	Stock appreciation rights
	2009	2008

Balance at beginning of period	110,000	220,000
Forfeited or cancelled	—	110,000
Outstanding at end of period	110,000	110,000

Exercisable at end of period	110,000	110,000

30

LG DISPLAY CO., LTD.

Notes to Interim Non-Consolidated Financial Statements—(Continued)

September 30, 2009

(Unaudited)

18 Comprehensive Income

Comprehensive income for the nine-month periods ended September 30, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Net income	(Won)	604,846	1,783,573
Change in equity arising from application of equity method, net of tax effect of (Won)5,690 million in 2009 and (Won)(55,969) million in 2008		(20,174)	125,114
Change in fair value of available-for-sale securities, net of tax effect of (Won)7,680 million in 2009 and (Won)(7,744) million in 2008		(27,228)	20,417
Gain on valuation of cash flow hedges, net of tax effect of nil in 2009 and (Won)568 million in 2008		—	(1,498)
Loss on valuation of cash flow hedges, net of tax effect of (Won)(2,128) million in 2009 and (Won)20,012 million in 2008		6,170	(52,759)

Comprehensive income	(Won)	563,614	1,874,847

19 Segment Information

(a)	The Company manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately as the sales of AM-OLED products are insignificant to total sales.

(b)	The Company sells its products in domestic and foreign markets. Export sales represent approximately 95% of total sales for the nine-month period ended September 30, 2009. The following is a summary of sales by region based on the location of the customers for the nine-month periods ended September 30, 2009 and 2008:

(In millions of Won)
	Domestic		Taiwan	Japan	US	China	Europe	Others in Asia	Others	Total

2009	(Won)	715,486	3,295,667	1,199,095	2,098,227	3,085,618	2,478,715	1,315,439	6,149	14,194,396

2008	(Won)	821,537	2,799,318	1,140,355	1,707,199	2,289,109	1,986,040	1,224,246	174,734	12,142,538

20 Status of the Company’s Adoption of Korean IFRS

In March 2008, a task force was set up for the Company’s adoption of the Korean International Financial Reporting Standards (“K-IFRS”) in 2010. The task force comprehensively analyzed differences in Statements of Korea Accounting Standard and K-IFRS in the Company’s significant accounting policies and selected the accounting policies applicable to the Company by benchmarking application of IFRS of other companies. Material adjustments to accounting policies in adopting IFRS, compared to the current accounting policies, are believed to be with convertible bond and employee benefits, and the Company is currently in the process of evaluating the impacts of the adjustments.

31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: November 6, 2009	By:	/S/ KYEONG LAE LEE
(Signature)
	Name:	Kyeong Lae Lee
	Title:	Senior Manager/Finance & Risk Management Department

4